

June 3, 2009

Room 7010

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

      Re: **Huntsman International LLC**
             File No. 333-85141
             Huntsman Corporation
             File No. 001-32427
             Form 10-K for Year Ended December 31, 2008

Dear Mr. Esplin:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 63

1.   We note your discussion regarding the fourth quarter decreases in average selling prices and sales volumes. We further note that as a result of this decline in selling prices, you recognized a charge to write down inventory during the fourth

quarter 2008 and your margins have continued to decrease over the past three years. Please expand discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Enhance your overview discussion of how the market for your products has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments, credit ratings and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Liquidity and Capital Resources, page 82
Compliance with Covenants, page 88

2.   We note you have no borrowings outstanding on your Senior Credit Facility at December 31, 2008 but do have outstanding letters of credit under this agreement. You also disclose that this agreement contains one financial convent, the Secured Leverage Ratio, however, you have not made an affirmative statement of whether or not you have passed your covenant at December 31, 2008. We note that in April 2009, you obtained a waiver to the credit agreement covenants that will be effective through June 2010. For any material debt covenants, including the financial covenant included in your A/R securitization program, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Further ensure that your disclosure, in future filings, discusses the impact that failing covenants would have on your operations and liquidity, specifically addressing the alternative source of liquidity if availability under the credit facility was reduced or limited as we note that you depend on your credit facility to provide liquidity for operations and working capital needs.

Short-Term and Long-Term Liquidity, page 89

3.   In connection with your December 14, 2008 Settlement Agreement, you agreed to pay Apollo and certain of its affiliates an amount of cash equal to 20% of the value of cash and non-cash consideration that is in excess of $500 million that you may obtain or receive in settlement in connection with claims you made against the lenders involved in the merger agreement. You further state that in no circumstance will the aggregate payments exceed $425 million. Tell us and disclose in future filings, how you determined that the amount will not exceed

$425 million and how you considered disclosing this contingent liability in MD&A.

Critical Accounting Policies, page 92

3.   Considering the material nature of your inventory balance and your most recent $34 million write down to inventory during the fourth quarter 2008, please expand your critical accounting policies to include an inventory policy that discusses the nature of your inventory and your valuation process. Please disclose the nature of the inventory that was written down in the fourth quarter. Quantify the amount of inventory that remains for the inventory items that have reserves allocated to them and discuss the facts and circumstances surrounding management's determination of the amount of write downs recorded each period. Please provide a robust discussion of your inventory valuation methods and underlying assumptions. Additionally, tell us what consideration was given to disclosing your inventory reserve account activity in your Schedule II, as required in Rule 12-09 of Regulation S-X.

4.   Considering the decline in your stock price and the impact of recent economic events, please expand, in future filings, the discussion of your critical accounting policies for goodwill and long lived assets to provide more specific information about management's insights and assumptions. For example:
   •   Expand your discussion of goodwill to quantify the significant assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors reasonably likely to result in material impairment charges in future periods. For any reporting units with a carrying value that is not significantly different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom. Specifically address the operating performance of your Materials and Effects segment, which appears to be the segment that contains the largest amount of goodwill, and its impact on your goodwill impairment analysis.
   •   Revise your asset impairment policy to clarify whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2008. Please disclose the results of those tests to the extent they were performed, and if no test was performed explain how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

Given the current economic conditions, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

5. As noted above, your stock price declined from $20.86 in June 2008 to $3.44 at December 31, 2008. Your market capitalization at December 31, 2008 is significantly less than total stockholders' equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired. You state that you review goodwill for impairment annually, at the beginning of the third quarter. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 142 and SFAS 144. Explain how you determined goodwill, intangible assets and other long-lived assets are recoverable in the current market environment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions to Melissa Rocha, Staff Accountant at (202) 551-3854 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief